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Exhibit 99.1

For Immediate Release
May 13, 2004

DRAXIS Health Reports First Quarter Results
Earnings per share of 4 cents from continuing operations driven by increased product sales

        MISSISSAUGA, ONTARIO, May 13, 2004—DRAXIS Health Inc. (TSX: DAX; Nasdaq: DRAX) reported financial results for the first quarter of 2004 ended March 31, 2004. All amounts are expressed in U.S. dollars.

        Consolidated revenues from continuing operations in the first quarter of 2004 increased 40% to $14.1 million from $10.1 million in the first quarter of 2003. Revenues from product sales in the quarter were $12.2 million, up 76% over $7.0 million the first quarter of 2003. Royalty and licensing revenues in the quarter were down $1.2 million compared to the first quarter of 2003 but were up $0.2 million or 14.2% excluding the recognition of $1.4 million of deferred revenue in the first quarter of 2003, related to the termination of a BrachySeed® distribution agreement.

        Net income from continuing operations in the first quarter of 2004 was $1.4 million or $0.04 per share versus $0.8 million or $0.02 per share for the first quarter of 2003.

FINANCIAL HIGHLIGHTS
(in thousands of U.S. dollars except share related data and in accordance with U.S. GAAP)
(unaudited)

	Q1, 2004	Q4, 2003	Q3, 2003	Q2, 2003	Q1, 2003
REVENUES
Product sales	$12,209	$12,440	$10,987	$10,153	$6,955
Royalty and licensing(1)	1,927	1,945	1,978	1,612	3,123

	$14,136	$14,385	$12,965	$11,765	$10,078

Research and development expense	$461	$475	$430	$395	$294
EBITDA(1)(2)(3)	$2,412	$2,589	$3,362	$2,016	$2,006
EBITDA Margin(1)(2)(3)	17.1%	18.0%	25.9%	17.1%	19.9%
Cash and cash equivalents	$10,539	$10,563	$10,233	$1,904	$5,907
Total debt	$10,156	$10,466	$10,202	$13,758	$11,550
Operating cash flows (before changes in working capital)	$1,401	$1,169	$1,679	$364	$(1,505)
Operating cash flows	$(128)	$1,574	$1,045	$(3,653)	$(2,186)

Net Income (loss)
from continuing operations	$1,388	$1,409	$1,733	$723	$806
from discontinued operations	(9)	112	4,112	103	4,204

	$1,379	$1,521	$5,845	$826	$5,010

Basic income (loss) per share
from continuing operations	$0.037	$0.038	$0.047	$0.019	$0.022
from discontinued operations	—	0.003	0.111	0.003	0.113

	$0.037	$0.041	$0.158	$0.022	$0.135

(1)
For Q1 2003, includes $1,436 of deferred revenue related to the termination of agreements for BrachySeed®.

(2)
For Q3 2003, EBITDA included $694 of insurance proceeds.

(3)
Non-GAAP Financial Measures. The terms EBITDA (earnings before financing expense, other income, income taxes, minority interest, depreciation and amortization) and EBITDA margin (EBITDA divided by total revenues) do not have a standardized meaning prescribed by U.S. GAAP and therefore may not be comparable to similar measures used by other companies. DRAXIS defines EBITDA as operating income before depreciation and amortization expense and EBITDA is presented on a basis that is consistent from period to period. DRAXIS uses EBITDA measures to assess the operating performance of its on-going businesses without the effects of amortization expense. Amortization expense is excluded because it substantially depends on the accounting methods and assumptions used as well as the historical cost of capital assets. DRAXIS believes that certain shareholders and investors prefer such measures in evaluating the ability of a reporting company to service debt or as the basis for a valuation measurement. EBITDA should not be construed as the equivalent of net cash flows from operating activities. The most comparable U.S. GAAP earnings measure is operating income.

        "The first quarter of 2004 has delivered substantial 40% revenue growth over the same quarter last year as a result of significant increases in product sales in both our radiopharmaceutical and our contract manufacturing businesses," said Dr. Martin Barkin, President and CEO of DRAXIS. "Our manufacturing business had an exceptionally strong performance with product sales up 89% over the first quarter of 2003 with an EBITDA margin of 11.1%, while sales of radiopharmaceutical products were up 57% over the same period last year. These results bode well for the balance of this year and are consistent with the expectations for revenues and EBITDA margins that we have previously established for 2004 in both core operating businesses. Excluding the impact of the $1.4 million of deferred revenue recognized in 2003, consolidated revenues for the first quarter of 2004 were 64% ahead of the same quarter in 2003."

        Several positive developments during and subsequent to the first quarter have positioned the Company for further growth. DRAXIMAGE won U.S. Food and Drug Administration ("FDA") approval for MDP-25 and established a new distribution agreement with Isotope Products Laboratories ("IPL") and DRAXIS Pharma finalized a new five-year collective agreement covering its unionized employees. In April 2004 the Company successfully concluded an equity offering for proceeds of $14.7 million (CDN$20.0 million), which were used to purchase from SGF Santé Inc. ("SGF") its remaining 32.7% minority interest in DRAXIS Pharma and to repay $4.8 million (CDN$6.4 million) in third party debt owed by DRAXIS Pharma. As a result of this debt repayment and the subsequent restructuring of current credit facilities with its banker, the Company has not only significantly reduced its overall debt, but it has increased its borrowing capacity and reduced the overall cost of borrowing on outstanding and future debt.

        There was continued progress in the new product pipeline during this quarter. Additional patients were recruited in both the Phase III trial of FIBRIMAGE® and the Phase II trials of INFECTON®. While spending on the trials was lighter than planned, this is expected to ramp up as the FIBRIMAGE® trials enter the final stages over the next several months.

Highlights from Management's Discussion and Analysis

Consolidated Operations

•
Product sales growth to $12.2 million for the quarter representing a 75.5% increase from $7.0 million in the first quarter of 2003.

•
Earnings before financing expense, other income, income taxes, minority interest, depreciation and amortization ("EBITDA") of $2.4 million for the quarter representing a 20.2% increase from $2.0 million in the first quarter of 2003. EBITDA increased $1.8 million in the first quarter of 2004 compared to 2003, excluding the recognition of $1.4 million of deferred revenue in 2003 related to the termination of the agreement with the Company's former BrachySeed® licensee in the U.S.

•
EBITDA divided by total revenues ("EBITDA margin") was 17.1% for the quarter compared with 19.9% for 2003 (6.6% for 2003 excluding the recognition of $1.4 million of deferred revenue related to the termination of the agreement with the Company's former BrachySeed® licensee in the U.S.).

Subsequent to March 31, 2004 the Company completed:

•
An equity offering of 3,053,436 units, each unit consisting of one common share of the Company and one-half of one share purchase warrant, for proceeds of $14.7 million (CDN$20.0 million).

•
The acquisition from SGF of its 32.7% equity interest in the Company's contract manufacturing operations, DRAXIS Pharma Inc., for approximately $9.6 million (CDN$13.0 million).

•
The repayment of $4.8 million in third party debt owed by DRAXIS Pharma.

•
A bank financing arrangement which significantly increases the Company's debt capacity and reduces the Company's borrowing costs on outstanding and future debt.

Radiopharmaceuticals

•
Product sales of $4.3 million for the quarter representing a 57.8% increase or $1.6 million over the first quarter of 2003.

•
EBITDA of $1.2 million representing a decrease of $0.7 million compared to 2003, but an increase of $0.8 million excluding the recognition of deferred revenues of $1.4 million and associated EBITDA related to BrachySeed® in 2003.

•
EBITDA margin of 28.5% in first quarter of 2004 compared to 44.7% (16.6% excluding the recognition of deferred revenues of $1.4 million and associated EBITDA related to BrachySeed® in 2003).

•
In March 2004, the radiopharmaceutical business received FDA approval to produce and market a new formulation of MDP-25, a diagnostic product for preparing a skeletal imaging agent that is used to demonstrate areas of altered osteogenesis or bone growth. It is anticipated that the new MDP-25 diagnostic imaging kit will be made available during the second quarter of 2004.

•
In March 2004 DRAXIMAGE concluded a distribution agreement with Isotope Products Laboratories (IPL), a California based producer of radioactive sources for Nuclear Medicine and radiography. DRAXIMAGE will market the full line of IPL medical products in Canada, including calibration references for imaging applications plus calibration sources for Positron Emission Tomography and Single Photon Emission Tomography.

Manufacturing

•
Revenues of $8.4 million for the quarter representing an increase of 89.8% or $4.0 million over the first quarter of 2003.

•
EBITDA for this segment increased $1.6 million in the first quarter of 2004 compared with 2003. The increase is related to the positive impact in the ramping up of sterile business which began in early 2003 and its impact on overall margins as a result in the change in product mix. First quarter 2003 results were also negatively affected by production disruptions in sterile operations due to equipment and related problems which were subsequently resolved.

•
EBITDA margin of 11.1% for the first quarter of 2004 compared to a negative margin in the first quarter of 2003.

•
In the quarter a new collective agreement was established, covering unionized hourly employees in the contract manufacturing operation. The 5-year agreement, which is retroactive to May 1, 2003, includes provisions for additional weekend shifts that will effectively allow for an increase in productive capacity and the move toward operating 24 hours a day, 7 days a week in the sterile products area.

Interim Financial Report

        This release includes by reference the first quarter interim financial report incorporating the full Management Discussion & Analysis (MD&A) as well as financial statements prepared in accordance with both U.S. and Canadian GAAP. The interim report, including the MD&A and financial statements, has been filed with applicable Canadian and U.S. securities regulatory authorities, is accessible on the Company's website at www.draxis.com in the Investor Relations section under Financial Reports, through SEDAR and EDGAR databases and is available upon request by contacting DRAXIS Investor Relations at 1-877-441-1984.

Conference Call

        DRAXIS has scheduled a conference call to discuss first quarter 2004 financial results at 10:00 a.m. (ET) on May 13, 2004. This call can be accessed by dialing 1-800-296-1907 (no access code required) and will also be webcast live with access through the Company's website at www.draxis.com. The conference call will also be available in archived format on the Company's website for 90 days following the conference call.

ABOUT DRAXIS HEALTH INC.

        DRAXIS Health Inc. (www.draxis.com) is a specialty pharmaceutical company involved in the development, production, marketing and distribution of therapeutic and diagnostic radiopharmaceuticals through DRAXIMAGE Inc. and in the provision of pharmaceutical contract manufacturing services, specializing in liquid and freeze-dried injectables and other sterile products, through DRAXIS Pharma Inc. DRAXIS Health employs over 400 staff and reported revenues in 2003 of US$49.2 million.

        Except for historical information, this news release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 as amended, which involve risk and uncertainties that may cause actual results to differ materially from the statements made. Such factors include, but are not limited to, timely regulatory approval of the Company's products, the ability to obtain and enforce effective patents, the establishment and maintenance of new corporate alliances, compliance with appropriate governmental regulations, and other risks detailed from time-to-time in the Company's filings with the US Securities and Exchange Commission and Canadian securities regulatory authorities. The Company does not undertake to update such forward-looking statements to reflect new information, later events or developments.

Financial Tables Attached

FOR FURTHER INFORMATION PLEASE CONTACT:

Jerry Ormiston
DRAXIS Health Inc.
Phone: 877-441-1984
Fax: 905-677-5494

Management's Discussion and Analysis of
Financial Condition and Results of Operations

– Quarter Ended March 31, 2004 –

        The following discussion and analysis of the financial condition and results of operations of DRAXIS Health Inc. ("DRAXIS" or the "Company") should be read in conjunction with the Company's consolidated audited financial statements and notes thereto for the year ended December 31, 2003.

        All amounts referred to herein are expressed in U.S. dollars and are in accordance with U.S. generally accepted accounting principles ("GAAP"), unless otherwise indicated. Other noteworthy accounting issues are described under: "Accounting Matters".

Overview

        DRAXIS is a specialty pharmaceutical company focused on the development, production, marketing and distribution of radiopharmaceuticals and the provision of pharmaceutical contract manufacturing services, specializing in liquid and freeze-dried injectables and other sterile products through its contract manufacturing operations.

        Consistent with this strategic focus, the Company divested its dermatology product lines in 2001 and in 2003 completed the sale of its Canadian prescription pharmaceutical sales and marketing business ("DRAXIS Pharmaceutica"). The Company also realigned its senior management responsibilities in 2003 to focus on its core businesses. The positive progress made by both the radiopharmaceutical and contract manufacturing business are highlighted by the improved operating results of these core businesses and improved cash flows of the Company in 2003.

        The results for the first quarter of 2004 continue the trend of improved operating results in our core businesses. The acquisition of the remaining third party equity interest in our contract manufacturing business from SGF Santé Inc. in April 2004 is further evidence of our commitment and confidence in our core businesses.

        Comparisons for the first quarter of 2004 with the same quarter of 2003 include and, where indicated, exclude the one-time recognition deferred revenue related to BrachySeed® in the first quarter of 2003. Actual operating comparisons, in the opinion of management, are more reflective of operating improvements when this one time item is excluded.

        Highlights are as follows:

  •
  Financial results from continuing operations:

  •
  Product sales growth to $12.2 million for the quarter representing a 76% increase from $7.0 million in the first quarter of 2003.

  •
  Earnings before financing expense, other income, income taxes, minority interest, depreciation and amortization ("EBITDA") of $2.4 million for the quarter representing a 20% increase from $2.0 million in the first quarter of 2003. EBITDA increased $1.8 million in the first quarter of 2004 compared to 2003, excluding the recognition of $1.4 million of deferred revenue in 2003 related to the termination of the agreement with the Company's former BrachySeed® licensee in the U.S.

  •
  EBITDA divided by total revenues ("EBITDA margin") was 17.1% for the quarter compared with 19.9% for 2003 (6.6% for 2003 excluding the recognition of $1.4 million of deferred revenue related to the termination of the agreement with the Company's former BrachySeed® licensee in the U.S).

        Subsequent to March 31, 2004 the Company completed:

    •
    The acquisition from SGF Santé Inc. (SGF) of the 32.7% interest held by SGF in the Company's contract manufacturing operations, Draxis Pharma Inc. (DPI), for approximately $9.6 million.

    •
    An equity financing offering of 3,053,436 units, consisting of one common share of the Company and one half share purchase warrant per unit, for proceeds of $14.7 million.

    •
    The repayment of $4.8 million in third party debt.

    •
    A bank financing arrangement which significantly increases the Company's borrowing capacity and lowers the Company's borrowing costs on outstanding and future debt.

Consolidated Results of Operations

	For the Three Month Period Ended March 31,
	2004	2003	$ Change
	(in thousands of U.S. dollars except share related data) (U.S. GAAP)
Revenues
Product sales	$12,209	$6,955	$5,254
Royalty and licensing(1)	1,927	3,123	(1,196)

	14,136	10,078	4,058
Product gross margin	4,238	1,155	3,083
% of Product sales revenues	34.7%	16.6%
Royalty and licensing revenue	1,927	3,123	(1,196)
SG&A	(3,292)	(1,978)	(1,314)
% of Product sales revenues	-27.0%	-28.4%

EBITDA(2) (pre-R&D)	2,873	2,300	573
% of Total revenues	20.3%	22.8%
R & D	(461)	(294)	(167)

EBITDA(2)	2,412	2,006	406
% of Total revenues	17.1%	19.9%
Depreciation and amortization	(961)	(742)	(219)
Financial
—Foreign exchange translation	(11)	(261)	250
—Other	(114)	(333)	219
Other income	96	—	96
Income tax expense	(30)	(145)	115
Minority interest	(4)	281	(285)
(Loss) income from discontinued operations	(9)	4,204	(4,213)

Net income	$1,379	$5,010	$(3,631)

Net income (loss)
—From continuing operations	$1,388	$806	$582
—From discontinued operations	(9)	4,204	(4,213)

	$1,379	$5,010	$(3,631)

Basic income (loss) per share
—From continuing operations	$0.037	$0.022
—From discontinued operations	—	0.113

	$0.037	$0.135

(1)
For 2003, includes $1,436 of deferred revenue related to the termination of agreements for BrachySeed®.

(2)
See Accounting Matters—Non-GAAP Financial Measures

Comparison of Quarter ended March 31, 2004 and 2003

        Consolidated revenues from continuing operations for the quarter ended March 31, 2004 increased 40.3% compared to 2003. Product sales increased 75.5% for the quarter ended March 31, 2004 compared with 2003. Royalty and licensing revenue decreased for the quarter ended March 31, 2004 compared with 2003 due to the recognition of $1,436,000 of deferred revenue in 2003 related to the termination of the agreement with the Company's former BrachySeed® licensee in the U.S. (see Accounting Matters—Termination of BrachySeed® Agreements). Excluding the recognition of deferred revenue related to BrachySeed®, royalty and licensing revenues grew 14.2% due to royalties related to the sale of product rights to Shire Biochem Inc. ("Shire").

        Increased product gross margins associated with continuing operations for the quarter ended March 31, 2004 as compared to 2003 are attributable to increased volumes and improved margins driven by a change in product mix.

        Selling, general and administration expenses associated with continuing operations, expressed as a percentage of product sales, for the quarter ended March 31, 2004 were 27.0% compared with 28.4% from 2003. Selling, general and administration expenses as compared to 2003 increased due to increased product sales, increased sales and marketing activities and by increased costs of long term incentive plans based on the Company's stock price, which rose significantly in the first quarter of 2004 relative to 2003.

        Research and development expenditures associated with continuing operations for the quarter ended March 31, 2004 increased $167,000 compared with 2003 as the Company ramps up activities related to FIBRIMAGE® and INFECTON® clinical trials.

        In addition, the majority of the costs of the Canadian operations are denominated in Canadian dollars. As the level of revenues denominated in U.S. dollars and other foreign currencies increases relative to the underlying cost structure, which is mostly denominated in Canadian dollars, the Company's overall gross profit margins are affected. For 2003, the strengthening of the Canadian dollar, combined with the growing volume of business denominated in U.S dollars, negatively affected margins. The impact is reflected within the cost of goods sold and selling, general and administration. For the first quarter of 2004, there was no significant change in the impact on margins related to foreign currency fluctuation in the quarter.

        Depreciation and amortization expense associated with continuing operations for the quarter ended March 31, 2004 increased 29.5% over 2003 following the commencement of depreciation charges on completed capital projects related to contract manufacturing operations.

        Net financial items associated with continuing operations resulted in charges to income of $125,000 compared with charges of $594,000 for the first quarter of 2003. During the first quarter of 2003, the Company incurred $261,000 foreign exchange translation losses related to the strengthening of the Canadian dollar, the write-off of $160,000 of bank financing costs resulting from the early repayment of a secured bank term loan and higher financing costs related to a significantly higher amount of outstanding debt.

        Minority interest represents the SGF's share of net income or losses of the Company's contract manufacturing operations. A positive contribution to net income results from losses in the contract manufacturing operations attributed back to the SGF. Minority interest for the first quarter of 2004 was neutral to net income compared with $281,000 of income contribution in the first quarter of 2003 due to improved performance of the contract manufacturing operations in 2004.

        Discontinued operations were neutral to the Company's consolidated results in 2004 compared with income of $4.2 million in the first quarter of 2003. In the first quarter of 2003, the Company realized an after-tax gain of the $6.5 million received on the sale of product rights. Subsequent to the first quarter of 2003 substantially all of the remaining residual discontinued operations assets and liabilities were disposed of. Any residual assets and liabilities are not expected to have a significant impact on future earnings of the Company.

        For the quarter ended March 31, 2004 the Company recorded an income tax expense, expressed as a percentage of pre-tax earnings, of 2.1%. The income tax expense is significantly below the statutory rates in effect in the jurisdictions in which the Company operates as a result of the recognition of deferred income tax assets not previously recognized. This results from the Company's increased capacity to generate taxable income and take advantage of tax planning opportunities.

        The weighted average number of common shares outstanding in the first quarter was 37,537,205 and has increased from 37,098,690 for the first quarter of 2003 primarily as the result of the exercise of employee stock options.

Radiopharmaceuticals

	For the Three Month Period Ended March 31,
	2004	2003	$ Change
	(in thousands of U.S. dollars) (U.S. GAAP)
Revenues
Product sales	$4,332	$2,745	$1,587
Royalty and licensing(1)	—	1,521	(1,521)

	4,332	4,266	66
EBITDA (pre-R&D)	1,695	2,201	(506)
% of Revenues	39.1%	51.6%
R & D	(461)	(294)	(167)

EBITDA	1,234	1,907	(673)
Depreciation and amortization	(227)	(189)	(38)

Income from operations	$1,007	$1,718	$(711)

(1)
For 2003, includes $1,436 of deferred revenue related to the termination of agreements for BrachySeed®.

        Radiopharmaceuticals and radiotherapy devices are the focus of the Company's radiopharmaceutical subsidiary, DRAXIMAGE Inc. ("DRAXIMAGE"), which discovers, develops, manufactures and markets diagnostic imaging and therapeutic radiopharmaceutical products for the global marketplace. Products currently marketed by DRAXIMAGE include a line of lyophilized technetium-99m kits used in nuclear medicine imaging procedures, a line of imaging and therapeutic products labelled with a variety of isotopes including radioiodine, and BrachySeed® second generation brachytherapy implants. DRAXIMAGE has a number of products in late-stage development including: FIBRIMAGE®, currently in Phase III, for imaging deep vein thrombosis; INFECTON®, currently in Phase II for imaging infection, and Amiscan™, currently in Phase II, for the early diagnosis of acute myocardial infarct. DRAXIMAGE is also developing a somatostatin-based peptide which has potential for cancer imaging and therapy.

        Highlights in this segment for the first quarter ended March 31, 2004 included:

  •
  Financial results:

  •
  Product sales of $4.3 million for the quarter representing a 57.8% increase of $1.6 million over the first quarter of 2003.

  •
  EBITDA of $1.2 million representing a decrease of $0.7 million compared to 2003 but, an increase of $0.7 million excluding the recognition in revenues and EBITDA of $1.4 million of deferred revenue related to the BrachySeed® in 2003.

  •
  EBITDA margin of 28.5% in first quarter of 2004 compared to 44.7% (16.5% excluding the recognition in revenues and EBITDA of $1.4 million of deferred revenue related to the BrachySeed® for the first quarter of 2003).

  •
  On March 1, 2004, DRAXIMAGE announced that it had received U.S. Food and Drug Administration (FDA) approval to produce and market a new formulation of a diagnostic product for preparing a skeletal imaging agent that is used to demonstrate areas of altered osteogenesis or bone growth. The newly formulated diagnostic product, called MDP-25, provides an increased ability to more effectively image the extremities of the skeleton, particularly the hands and feet. It is anticipated that the new MDP-25, diagnostic imaging kit will be made available during the second quarter of 2004.

  •
  On March 22, 2004, DRAXIMAGE concluded a distribution agreement with Isotope Products Laboratories (IPL), a California based producer of radioactive sources for Nuclear Medicine and radiography. DRAXIMAGE will market the full line of IPL medical products in Canada, including calibration references for imaging applications plus calibration sources for Positron Emission Tomography and Single Photon Emission Tomography.

Comparison of Quarter Ended March 31, 2004 and 2003

        Revenues for the radiopharmaceutical segment for the quarter ended March 31, 2004 did not change significantly compared to 2003 as the significant increase in product sales was offset by a decrease in royalty and licensing revenue driven by the recognition of $1,436,000 of deferred revenue in the first quarter of 2003 related to the termination of the agreements with the former BrachySeed® licensee in the U.S.

        Product sales for the first quarter of 2004 increased to $4.3 million or 57.8% higher compared to 2003 due to the continued positive impact of sales of sodium iodide I-131 in the U.S. Significant sales of this product began after the first quarter of 2003.

        There were no significant changes to shipments of BrachySeed® I-125 to the U.S. and Canada in the first quarter of 2004 compared with 2003.

        The increase in EBITDA in the first quarter of 2004 compared to 2003, excluding recognition of $1,436,000 of deferred revenue in the first quarter of 2003, is largely due to sodium iodide sales to the U.S. which ramped up after the first quarter of 2003, partially offset by increased research and development spending.

        EBITDA margin of 28.5% for the first quarter of 2004 represents a significant increase compared to 16.7% for the first quarter of 2003 (excluding the impact of $1,436,000 of deferred revenue in the first quarter of 2003 related to the termination of the agreements with the BrachySeed® licensee in the U.S.). The increased margin reflects higher product margins generated on new products introduced to the U.S. market specifically, sodium iodide, partially offset by the ramping up of research and development spending.

        Research and development expenditures for this segment increased to $461,000 in the first quarter of 2004 as compared to $294,000 for 2003 due to the ramping up of activities related to FIBRIMAGE® and INFECTON®, specifically clinical trials.

        Depreciation and amortization expense for this segment increased slightly compared to 2003.

Manufacturing

	For the Three Month Period Ended March 31,
	2004	2003	$ Change
	(in thousands of U.S. dollars) (U.S. GAAP)
Revenues
Product sales	$8,363	$4,407	$3,956

EBITDA	927	(683)	1,610
% of Revenues	11.1%	-15.5%
Depreciation and amortization	(466)	(313)	(153)

Income (loss) from operations	$461	$(996)	$1,457

        Manufacturing comprises the Company's manufacturing subsidiary, DRAXIS Pharma Inc. ("DPI"), and product sales of Anipryl® produced for Pfizer Inc. DPI is a pharmaceutical contract manufacturer with capabilities in a broad range of dosage forms, specializing in liquid and lyophilized (freeze-dried) injectables and other sterile products. Operating out of a cGMP-compliant 247,000 square-foot facility located in Montreal, Canada, DPI manufactures pharmaceutical products for DRAXIMAGE, as well as for over 20 other pharmaceutical clients for many international jurisdictions.

        Highlights in this segment for the first quarter ended March 31, 2004 included:

  •
  Financial results:

  •
  Revenues of $8.4 million for the quarter representing an increase of $4.0 million over the first quarter of 2003;

  •
  A $1.6 million EBITDA improvement compared to the first quarter of 2003;

  •
  EBITDA margin of 11.1% for the first quarter of 2004 compared to a negative margin in the first quarter of 2003.

  •
  On February 23, 2004, DPI announced that a new collective agreement covering its unionized hourly employees, represented by the United Food and Commercial Workers International Union, at its contract manufacturing operations was reached. The new collective agreement, which is retroactive to May 1, 2003, has a 5-year term. The agreement includes provisions for additional weekend shifts that will effectively allow DPI to increase productive capacity and move toward its objective of operating 24 hours a day, 7 days a week in its sterile area.

        Subsequent to March 31, 2004 the Company announced:

  •
  On April 22, 2004, the Company closed its transaction to purchase from SGF its remaining 32.7% minority interest in DPI and repayment of $4.8 million of debt facilities.

Comparison of Quarter ended March 31, 2004 and 2003

        Total revenues for the manufacturing segment in the first quarter of 2004 were $8.4 million or $4.0 million higher than the same quarter of 2003. The increase is due to the ramp up in new sterile business related primarily to production of Hectorol® and products under the Company's GlaxoSmithKline (GSK) contract.

        EBITDA for this segment increased $1.6 million in the first quarter of 2004 compared with 2003. The increase is related to the positive impact in the ramping up of sterile business which began in early 2003 and its impact on overall margins as a result in the change in product mix. First quarter 2003 results were also negatively affected by production disruptions in sterile operations due to equipment and related problems which were subsequently resolved.

        EBITDA margin of 11.1% for the first quarter of 2004, reflects the positive impact of higher margin business and improved capacity utilization, primarily in the sterile products area of this business.

        Depreciation and amortization expense of $466,000 for this segment in the current quarter increased 48.9% over the same period in 2003, following the commencement of depreciation on completed capital projects in late 2003.

        The manufacturing segment is in the process of planning and preparing for its shutdown activities scheduled for the third quarter of 2004. These activities will coincide with significant activities related to the installation and validation of its second lyophilization unit.

Corporate and Other

	For the Three Month Period Ended March 31,
	2004	2003	$ Change
	(in thousands of U.S. dollars) (U.S. GAAP)
Revenues
Product sales(1)	$(486)	$(197)	$(289)
Royalty and licensing	1,927	1,602	325

	1,441	1,405	36
EBITDA	251	782	(531)
% of Revenues	17.4%	55.7%
Depreciation and amortization	(268)	(240)	(28)

(Loss) income from operations	$(17)	$542	$(559)

(1)
Net of inter-segment sales.

        The Corporate and Other segment comprises deferred revenues, royalties and expenses associated with the Company's business agreements with Pfizer Inc. with respect to Anipryl®; deferred revenues and expenses from GSK Consumer Healthcare with respect to the SpectroPharm line of products; revenues and directly attributable expenses associated with Alertec®; non-allocated corporate expenses and inter-segment eliminations. Effective July 22, 2003 revenues and expenses directly related with Alertec® are no longer included in this segment since Alertec® was included in the divestiture of DRAXIS Pharmaceutica. Milestones and royalties deriving from the divestiture of DRAXIS Pharmaceutica are included in this segment.

        The Company follows a policy of not allocating its central corporate expenses to its operating business segments.

Comparison of Quarter ended March 31, 2004 and 2003

        Revenues related to the corporate segment were flat compared to 2003 as increased royalties primarily related to the sale of product rights to Shire were offset by increased inter-segment eliminations (transactions between radiopharmaceutical and contract manufacturing segments).

        EBITDA decreased $531,000 for the first quarter of 2004 compared with 2003 due to higher expenses driven by increased costs of long term incentive plans valued based on the Company's stock price, which rose significantly in the first quarter of 2004 relative to 2003.

        Depreciation and amortization expense in this segment in 2004 was largely unchanged as compared to 2003.

Corporate Matters

Acquisition of Remaining Third Party Equity Interest in DPI.

        On April 22, 2004, the Company closed its transaction to purchase from SGF its remaining 32.7% minority interest in DPI. The purchase price paid for the shares acquired was $9.6 million cash and will be allocated to the fair value of the net assets acquired in accordance with the purchase method of accounting in the second quarter of 2004. Effective with the date of the transaction, the Company's net income results will include the full contribution to income or full allocation of any losses, if any, related to DPI.

        The purchase price paid to SGF is subject to adjustment in limited circumstances involving a change of control of the Company or DPI or a sale of substantially all of the assets of DPI prior to April 22, 2005.

        The transaction was fully funded through an equity financing arrangement which closed concurrently with the acquisition (see Liquidity and Capital Resources—Equity Financing).

Share Buyback Program

        On April 16, 2003 DRAXIS received approval from the Toronto Stock Exchange for a share buy-back program (Normal Course Issuer Bid) to repurchase for cancellation up to 1,854,934 common shares, the maximum allowable number, representing 5% of the issued and outstanding common shares at that time. DRAXIS qualified to begin making purchases of its shares through the facilities of the Toronto Stock Exchange beginning on April 21, 2003. The bid ended on April 20, 2004. 50,300 shares had been acquired under this program at a weighted average cost of $1.30 per share.

Liquidity and Capital Resources

	Mar 31, 2004	Dec 31, 2003
	(in thousands of U.S. dollars) (U.S. GAAP)
Cash and cash equivalents	$10,539	$10,563
Restricted cash	$970	$976
Non-financial working capital (net)(1)	$13,695	$12,780
Total debt	$10,156	$10,466

(1)
Excluding cash and cash equivalents, restricted cash, bank loan, current portions of deferred revenues and long-term debt and customer deposits.

        Cash and cash equivalents at March 31, 2004 totalled $10,539,000 as compared with $10,563,000 as at December 31, 2003.

        In conjunction with the divestiture of DRAXIS Pharmaceutica to Shire, $970,000 of the cash proceeds are held in trust under an escrow agreement. The release of this amount under escrow is dependent upon whether or not claims by Shire have been made to the Company by certain dates with respect to any breach of the representations and warranties made by the Company to Shire or any failure of the Company to perform its obligations under the divestiture agreement.

        The Company follows a policy of investing its surplus cash resources in high quality, liquid, short-term commercial paper and government treasury bills and money market mutual funds which invest in high quality short-term securities. As at March 31, 2004 there were no restrictions on the flow of these funds nor have any of these funds been committed in any way. There are certain standard financial liquidity ratio requirements pursuant to DPI's term loan. As a result of the acquisition of all minority interest holdings in DPI (see Corporate Matters) and cancellation of the DPI shareholders' agreement on April 22, 2004, the free flow of funds from one subsidiary to another of the Company is no longer restricted.

        Operating cash flows from continuing operations, before changes in working capital, in the first quarter of 2004, were $1,401,000 as compared to a cash outflow of $1,505,000 in 2003. This is the result of increased cash earnings in the current quarter.

        Non-financial working capital increased to $13,695,000 as at March 31, 2004 from $12,780,000 as at December 31, 2003 driven mainly by a significant increase in contract manufacturing inventory to support the ramp up in business and increased accounts receivable related to the timing of shipments.

        The impact of discontinued operations in the first quarter of 2004 was insignificant as compared to a cash inflow of $6.6 million in 2003. The inflow in the first quarter of 2003 was due to the $6.5 million received from the sale of product rights.

        Non-cash earnings related to the amortization of deferred revenue was $1.3 million in the quarter compared with $2.7 million for the same period in 2003. The decline in 2004 was attributable to the recognition of deferred revenue related to the termination of the agreement with the brachytherapy licensee in the U.S in the first quarter of 2003.

        Capital expenditures of $741,000 in the first quarter of 2004 increased from $342,000 in 2003. Capital expenditures in the first quarter of 2004 are mainly attributable to expenditures under DPI's previously announced capital plan.

        The Company did not make any acquisitions in the first quarter of 2004 or during 2003.

        Total debt at March 31, 2004 decreased to $10,156,000 from $10,466,000 at December 31, 2003 due to the scheduled repayment on debt. (see Debt Repayment and Bank Financing)

        As at March 31, 2004, the Company's debt was comprised as follows (see Debt Repayment and Bank Financing):

  •
  $5.3 million secured bank term loan (DPI);

  •
  $1.7 million secured subordinated term loan from Investissement Québec (DPI) and

  •
  $3.1 million unsecured subordinated term loan from SGF (DPI);

        The Company was in compliance with all lending covenants as at March 31, 2004 and March 31, 2003.

        Proceeds from the issuance of treasury common shares by the Company attributable to the exercise of options and employee participation shares generated $1,173,000 in the first quarter of 2004 compared to nil in 2003.

Equity Financing

        On April 22, 2004, the Company closed its offering of 3,053,436 units at a price of $4.82 (CDN$6.55) per unit for gross proceeds of approximately $14.7 million (CDN$20 million). Each unit consists of one common share of the Company and one-half of one share purchase warrant. Each whole warrant will entitle the holder to acquire one common share of the Company at a price of CDN$8.50 at any time prior to April 24, 2006. The underwriters have an over-allotment option to purchase up to an additional 458,016 units, exercisable at the issue price any time up to 30 days following closing of the offering, representing additional gross proceeds to the Company of up to $2.2 million (CDN$3.0 million).

        The proceeds of the offering were used to finance the $9.6 million (CDN$13.0 million) cash purchase of the 32.7% interest in the Company's manufacturing subsidiary, DPI, that was previously owned by SGF and to repay approximately $4.8 million (CDN$6.4 million) of outstanding loans in DPI.

        On May 12, 2004, the total number of common shares outstanding of the Company were 40,811,243 and total number of warrants outstanding were 1,526,718.

Debt Repayment and Bank Financing

        As a result of the equity financing and acquisition of the remaining interest in the contract manufacturing operations, the Company repaid, subsequent to the end of the first quarter, all debt owed to the SGF ($3.1 million) and Investissement Québec ($1.7 million).

        In addition, the Company has negotiated new credit facilities with its bankers as follows:

  •
  $15,000,000 Canadian or U.S equivalent operating facility payable within 364 days upon drawing upon the facility. The operating facility can be extended by one year upon agreement with the lender.

  •
  $10,000,000 Canadian or U.S. equivalent term facility. repayable in full in three years.

  •
  Interest under the debt facilities (both term and operating) is based on the bank's prime lending rate provided the Company meets certain ratios, which as at the most recent quarter end were met.

        The new credit facility replaces all previously existing credit facilities. The Company intends to draw on the term facility to repay all outstanding debt of DPI.

        As a result of the debt repayment and bank refinancing, the Company has significantly reduced its overall debt levels, increased its borrowing capacity and reduced its overall cost of borrowing on outstanding and future debt.

Canadian GAAP

        The differences between U.S. and Canadian GAAP which affect net income for the quarter ended March 31, 2004 and 2003 are summarized in the following table:

	For the Three Month Period Ended March 31,
	2004	2003
	(in thousands of U.S. dollars)
Net income as reported under U.S. GAAP	$1,379	$5,010

Continuing operations
Amortization expense, net of tax	(602)	(592)
Stock option expense	(140)	(106)

	(742)	(698)

Discontinued operations
Amortization expense, net of tax	—	(164)
Recovery for future losses, net of tax	—	488
Net gain on disposal of product rights—net of tax	—	(3,250)

	—	(2,926)

Net income under Canadian GAAP	$637	$1,386

Continuing Operations

        Amortization expense associated with continuing operations under U.S. GAAP differs from Canadian GAAP due to the differential treatment of the excess of the purchase cost over the fair value of the assets acquired in conjunction with the 1996 acquisition of DAHI which was treated as acquired research and development and the portion of the 1997 acquisition cost of the Company's radiopharmaceutical business assigned to acquired research and development.

Stock Based Compensation

        Under Canadian GAAP, the Company has adopted retroactively with restatement of 2002 and 2003 results, the application of the fair value based method for measuring the compensation cost of employee stock options granted in 2002 and beyond. Whereas under U.S. GAAP, the Company has elected to adopt the optional recognition provision for its stock options plans and hence the cost of employee stock options are disclosed in the note to the financial statements as pro forma earnings and per share information.

Discontinued Operations

        Amortization expense associated with discontinued operations under U.S. GAAP differs from Canadian GAAP due to the differential treatment of the acquisition cost of acquired research and development in 1999 and technical assistance costs.

        Under Canadian GAAP, the Company has made a provision at the measurement date for future losses from discontinued operations in the second quarter of 2002. No net losses were expected under U.S. GAAP. Accordingly, under Canadian GAAP, operating losses from discontinued operations between the measurement date and the disposal date are charged against the provision.

        Under Canadian GAAP, net gain on disposal of product rights is lower than U.S. GAAP as the costs of licenses for products for which market regulatory approval has not been received are deferred and amortized on a straight-line basis over the relevant period of the related agreement. Whereas under U.S. GAAP, the costs of these licenses are expensed as acquired in-process research and development.

OUTLOOK

        The Company's primary operational focus for 2004 continues to be: (i) improving near-term financial and operational performance of its radiopharmaceutical and manufacturing businesses through increasing sales of existing products and services, improving manufacturing efficiency and effectiveness, and obtaining additional regulatory approvals; and (ii) securing and advancing its base for long-term growth through the development of its existing product pipeline as well as identifying new business opportunities that are consistent with the Company's capabilities and that contribute to the long-term value of the Company.

        The Company's longer term objective for its radiopharmaceutical business is to leverage its existing business base and record of regulatory approvals to become a significant North American and international competitor in this highly specialized market through a combination of increasing sales of existing products, the identification and commercialization of additional product opportunities, development of its new product pipeline and possible acquisitions, consistent with its well defined business focus.

        DRAXIMAGE is expected to continue to grow in 2004 through increasing sales of existing products in the U.S., introduction of new products into the U.S., as well as expansion into Europe.

        Sales of BrachySeed® implants are expected to increase from 2003 levels following direct marketing, sales and distribution strategies which were implemented in 2003. Management expects that continued emphasis on quality, customer service and pricing will be the key factors for the future success of BrachySeed®.

        In 2004 the Company expects to substantially increase its investment in research and development activities of its radiopharmaceutical product pipeline, specifically FIBRIMAGE® and INFECTON® over 2003 levels to support the Phase III trial of FIBRIMAGE® and the Phase II and Phase III trials of INFECTON®.

        The Company believes that long-term growth potential for DRAXIMAGE should be divided between the potential for its innovative proprietary radiopharmaceutical products currently under development and opportunities excluding these products. Although each of DRAXIMAGE's pipeline products under development address substantial unmet market needs and thus has considerable potential, two of these products are at advanced stages of development. FIBRIMAGE® is completing its Phase III program and INFECTON® has embarked on its Phase II program. Nevertheless, given the inherent uncertainties associated with new drug development, it is difficult to predict if, or when, any of these products will achieve commercialization.

        Excluding the potential impact of the radiopharmaceutical products currently under development, the Company's target continues to be to achieve radiopharmaceutical revenues of $30 million to $35 million (representing more than three times its 2002 base) by 2007, together with improving profitability margins. Specifically for 2004, revenue is expected to grow between 30% and 35% over 2003. EBITDA margin is expected to be between 23% and 28% including the ramp up of research and development spending related to Phase III clinical trials of both FIBRIMAGE® and INFECTON®.

        The Company's longer term objective for its manufacturing business is to leverage its existing capabilities and its excellence in regulatory compliance to increase third party contract manufacturing revenues while managing costs in order to achieve improving levels of profitability associated with increased capacity utilization. Capacity utilization at DPI varies by production flow. The demand for DPI's sterile, including lyophilized and non-lyophilized product, capacity continues to grow and create challenges. During 2003, additional production shifts were added to meet customer demand within the framework of DPI's existing production processes and systems. The Company expects that an increase in capacity through additional production shifts, production efficiencies and capital investment will be required in 2004 given the increased customer demand. Unlike DPI's sterile operations which continue to grow, the non-sterile operations continue to run significantly below its current one-shift capacity. In 2004, DPI will seek to increase capacity utilization of the non-sterile area by maximizing utilization of its current one shift configuration.

        In 2004 DPI will also be focused on the completion of its three year, $12 million capital plan including the installation of the second lyophilizer, which will triple DPI's current capacity in this highly specialized area. Installation and a rigorous validation process before commercial production can begin is expected to be completed in the second half of 2004. Significant contribution is not expected before 2005.

        The Company's target is to achieve manufacturing revenues by 2007 from its Montreal facility of $40 million to $50 million (representing more than two times its 2002 base) together with improved profitability margins of between 15 to 20%. For 2004, the Company expects revenue growth of between 20 and 25% over 2003 coupled with improving EBITDA margins of 8 to 12% by the end of 2004.

        In general, the timing of regulatory approvals will be the major factor determining the rate of revenue and earnings growth for both the Company's radiopharmaceutical and manufacturing businesses.

        In 2004, the Company's Corporate and Other segment is expected to experience an increase in revenue over 2003 levels mainly driven by full year royalties related to the sale of product rights to Shire and any contingent milestone payments which may become payable to the Company during the year pertaining to these said product rights.

        The Company's balance sheet at the end of December 2003 reflected a marked improvement in the financial position of the Company. The completion of the divestiture of the remaining assets and liabilities of DRAXIS Pharmaceutica in 2003 provided the Company with increased flexibility to execute on its strategic plan to focus on the core radiopharmaceutical and specialty contract manufacturing businesses. The Company has further strengthened its balance sheet significantly through the repayment of all debt owed to the SGF and Invesstissement Québec in April 2004 and its bank refinancing arrangements completed shortly thereafter. These two transactions result in a significant reduction in debt outstanding, increased debt capacity, and lower borrowing costs.

        The equity financing completed in April 2004 and the accompanying repurchase of the equity interest in DPI further increases the Company's flexibility in managing and in particular achieving synergies in its core businesses over the long term.

        Management expects operating cash flow to be positive in 2004 and expects continued growth over 2003 operating cash flow levels.

        Management expects completion of its three-year $12 million capital plan in 2004 and accordingly, expects capital expenditures to be slightly higher in 2004 compared to 2003. The focus of future capital expenditures will be to increase and improve on the efficient utilization of its sterile manufacturing capacity in 2004.

        With the Company's current cash balances, reduced operating cash requirements and established financing arrangements, management expects to have sufficient liquidity available to fund the Company's cash requirements in 2004. Any investments or acquisitions of businesses, products or technologies may require additional funding.

Accounting Matters

Critical Accounting Policies and Estimates

        The foregoing discussion and analysis of the financial condition and results of operations is based upon the Company's consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of consolidated financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, the Company evaluates its estimates and makes adjustments as appropriate. Actual results may differ from these estimates under different assumptions or conditions.

        A summary of the significant accounting policies and methods used by the Company in the preparation of its consolidated financial statements is included in Note 2 to the 2003 audited consolidated financial statements. The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

        Recognition of Licensing Revenue—License and other forms of non-refundable fees received pursuant to collaboration agreements are accounted for according to the related contractual agreements. In general, such fees are deferred and recognized on a straight-line basis over the lesser of the contract period and the estimated term over which contractual benefits are expected to be derived. If payment of such fees is contingent upon future performance obligations of the Company or other future events, revenue recognition of such amounts is deferred and recognized upon completion of the specific event.

        Deferred Tax Assets—Realization of the net deferred tax assets is dependent on the Company's ability to generate sufficient taxable income in certain tax jurisdictions. Management believes that it is more likely than not that the assets will be realized, based on forecasted income. On a quarterly basis, the estimates and assumptions underlying the forecasted income are reviewed by management to determine whether additional valuation allowances are warranted.

Termination of BrachySeed® Agreements

        In January 2003, DRAXIMAGE's agreements with its BrachySeed® licensee in the U.S. were effectively terminated with no further transactions taking place under the agreements. A formal agreement was subsequently reached with the licensee for terminating both the License and Distribution Agreement and Product Manufacturing and Supply Agreement for BrachySeed® implants in the U.S.

        Under the terms of the original agreements, non-refundable milestone payments received from the licensee were deferred and amortized into income over the contractual period of the agreement to December 31, 2010. As a result of the termination of the agreements in January, the unamortized portion of the non-refundable milestone payments of $1,436,000 was included in income for the year ended December 31, 2003 as royalty and licensing revenue.

Discontinued Operations

        Commencing with the quarter ended December 31, 2001, the results of operations of DRAXIS Pharmaceutica have been reported as discontinued operations. Commencing in the second quarter of 2002, the revenues and expenses related to Alertec® were included in the results related to continuing operations and not discontinued operations due to management's decision in 2002 to retain the Canadian product rights due to the uncertainty of being able to obtain the third-party approval required to be able to include these rights as part of the divestiture of DRAXIS Pharmaceutica. As a result of attaining the required third party approval, the Canadian product rights to Alertec® were included in the sale of the remaining assets and liabilities of DRAXIS Pharmaceutica to Shire which was completed in the second quarter of 2003.

Foreign Exchange Risk

        The Company's reporting currency is the U.S. dollar. The functional currency for its Canadian operations, which includes the radiopharmaceutical segment, the contract manufacturing segment and royalties and milestones related to product rights sold to Shire is the Canadian dollar. Accordingly, the Company's foreign exchange exposure for accounting purposes mainly relates to U.S. denominated monetary assets of these operations. The Company currently does not actively hedge this exposure but, reduces the exposure by maintaining the minimum level of U.S. denominated cash available to meet its short-term cash requirements.

Recent Accounting Pronouncements

Stock-Based Compensation

        DRAXIS has determined it will not adopt the fair value basis of accounting under U.S. GAAP using the transitional provisions applicable to Company in accordance with FAS 148 Accounting for Stock-Based Compensation—Transition and Disclosure. DRAXIS will adopt the fair value basis of accounting under U.S. GAAP if and when the fair value basis of accounting becomes mandatory (see Note 20(d) of the Company's 2003 consolidated financial statements).

        For a summary of other recent accounting pronouncements, see Note 26 to the Company's 2003 consolidated financial statements.

Non-GAAP Financial Measures

        The terms EBITDA (earnings before financing expense, other income, income taxes, minority interest, depreciation and amortization) and EBITDA margin (EBITDA divided by total revenues) do not have a standardized meaning prescribed by U.S. GAAP and therefore may not be comparable to similar measures used by other companies. DRAXIS defines EBITDA as operating income before depreciation and amortization expense and EBITDA is presented on a basis that is consistent from period to period. DRAXIS uses EBITDA measures to assess the operating performance of its on-going businesses without the effects of amortization expense. Amortization expense is excluded because it substantially depends on the accounting methods and assumptions used as well as the historical cost of capital assets. DRAXIS believes that certain shareholders and investors prefer such measures in evaluating the ability of a reporting company to service debt or as the basis for a valuation measurement. EBITDA should not be construed as the equivalent of net cash flows from operating activities. The most comparable U.S. GAAP earnings measure is operating income.

Forward-Looking Statements

        Certain statements contained in this report may constitute forward-looking statements that involve risk and uncertainties, which may cause actual results to differ materially from the statements made. Such factors include, but are not limited to, changing market conditions; clinical trial results; the establishment of new corporate alliances; the impact of competitive products and pricing; the timely development, regulatory approval and market acceptance of the Company's products; and other risks detailed from time to time in the Company's filings with the United States Securities and Exchange Commission and Canadian securities authorities.

DRAXIS HEALTH INC.
Consolidated Statements of Operations
In Accordance with U.S. GAAP
(in thousands of U.S. dollars except share related data)
(unaudited)

	For the Three Month Period Ended March 31,
	2004	2003
REVENUES
Product sales	$12,209	$6,955
Royalty and licensing (Note 3)	1,927	3,123

	14,136	10,078

EXPENSES
Cost of goods sold	7,971	5,800
Selling, general and administration	3,292	1,978
Research and development	461	294
Depreciation and amortization	961	742

	12,685	8,814

Operating income	1,451	1,264
Financing expense, net	(125)	(594)
Other income	96	—

Income before undernoted	1,422	670
Income tax expense	(30)	(145)
Minority interest	(4)	281

Income from continuing operations	1,388	806
(Loss) income from discontinued operations, net of tax	(9)	4,204

Net income	$1,379	$5,010

Basic income (loss) per share
from continuing operations	$0.037	$0.022
from discontinued operations	—	0.113

	$0.037	$0.135

Diluted income (loss) per share
from continuing operations	$0.036	$0.022
from discontinued operations	—	0.113

	$0.036	$0.135

Weighted-average number of shares outstanding
—basic	37,537,205	37,098,690
—diluted	38,778,477	37,098,690

See the accompanying notes to the Consolidated Financial Statements.
These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.

DRAXIS HEALTH INC.
Consolidated Balance Sheets
In Accordance with U.S. GAAP
(in thousands of U.S. dollars except share related data)
(unaudited)

	March 31, 2004	December 31, 2003
ASSETS
CURRENT
Cash and cash equivalents	$10,539	$10,563
Restricted cash	970	976
Accounts receivable, net	10,368	9,898
Inventories	7,208	6,096
Prepaid expenses	779	688
Deferred income taxes, net	2,777	2,806

	32,641	31,027
Property, plant and equipment, net	32,517	32,917
Goodwill, net	670	677
Intangible assets, net	1,794	1,974
Other assets	635	565
Deferred income taxes, net	9,486	9,393

	$77,743	$76,553

LIABILITIES
CURRENT
Accounts payable and accrued liabilities	$7,437	$6,708
Current portion of deferred revenues	4,982	5,309
Current portion of long-term debt	971	981
Customer deposits	601	591

	13,991	13,589
Deferred revenues	6,675	7,593
Long-term debt	9,185	9,485
Minority interest	4,204	4,239

	$34,055	$34,906

SHAREHOLDERS' EQUITY
Common stock, without par value of unlimited shares authorized	$62,552	$61,175
Additional paid-in capital	15,546	15,667
Employee participation shares; 2,000,000 shares authorized	—	86
Less: loans receivable	—	(86)
Deficit	(34,102)	(35,481)
Accumulated other comprehensive (loss) income	(308)	286

	43,688	41,647

	$77,743	$76,553

See the accompanying notes to the Consolidated Financial Statements.
These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.

DRAXIS HEALTH INC.
Consolidated Balance Sheets
In Accordance with U.S. GAAP
(in thousands of U.S. dollars except share related data)
(unaudited)

	For the Three Month Period Ended March 31,
	2004	2003
Common Stock (Number of Shares)
Balance, beginning of period	37,297,817	37,098,690
Exercise of options	402,532	—
Exercise of employee participation shares	54,896	—

Balance, end of period	37,755,245	37,098,690

Common Stock
Balance, beginning of period	$61,175	$60,652
Exercise of options	1,173	—
Exercise of employee participation shares	204	—

Balance, end of period	$62,552	$60,652

Additional Paid In Capital
Balance, beginning of period	$15,667	$15,550
Stock compensation	(121)	—

Balance, end of period	$15,546	$15,550

Employee Participation Shares
Balance, beginning of period	$86	$140
Exercise of employee participation shares	(86)	—

Balance, end of period	$—	$140

Employee Participation Shares-Loans Receivable
Balance, beginning of period	$(86)	$(140)
Exercise of employee participation shares	86	—

Balance, end of period	$—	$(140)

Deficit
Balance, beginning of period	$(35,481)	$(48,683)
Net income	1,379	5,010

Balance, end of period	$(34,102)	$(43,673)

Accumulated Other Comprehensive (Loss) Income
Balance, beginning of period	$286	$(7,292)
Other comprehensive (loss) income	(594)	2,302

Balance, end of period	(308)	(4,990)

Total shareholders' equity	$43,688	$27,539

Comprehensive (Loss) Income
Foreign currency translation adjustments	$(594)	$2,302

Other comprehensive (loss) income	(594)	2,302
Net income	1,379	5,010

Total comprehensive income	$785	$7,312

See the accompanying notes to the Consolidated Financial Statements.
These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.

DRAXIS HEALTH INC.
Consolidated Statements of Cash Flows
In Accordance with U.S. GAAP
(in thousands of U.S. dollars)
(unaudited)

	For the Three Month Period Ended March 31,
	2004	2003
CASH FLOWS (USED IN) FROM OPERATING ACTIVITIES
Net income from continuing operations	$1,388	$806
Adjustments to reconcile net income from continuing operations to net cash (used in) from operating activities
Amortization of deferred revenues	(1,318)	(2,741)
Depreciation and amortization	961	742
Stock compensation	83	—
Deferred income taxes	(73)	(85)
Minority interest	4	(281)
Other	356	54
Changes in operating assets and operating liabilities
Accounts receivable	(654)	2,263
Inventories	(1,128)	(646)
Income taxes	118	137
Prepaid expenses	(190)	(60)
Accounts payable and accrued liabilities	325	(2,375)

	(128)	(2,186)

CASH FLOWS (USED IN) FROM INVESTING ACTIVITIES
Expenditures for property, plant and equipment	(591)	(342)
Increase in intangible assets	(150)	—
Increase in deferred revenues	98	—
Proceeds from disposition of product right	96	—

	(547)	(342)

CASH FLOWS (USED IN) FROM FINANCING ACTIVITIES
Repayment of bank loan	—	(402)
Repayment of long-term debt	(241)	(2,580)
Proceeds from customer deposits	85	—
Repayment of customer deposits	(69)	(347)
Exercise of options and employee participation shares	1,173	—
Issue of common shares by subsidiary to minority interest	—	365

	948	(2,964)

Effect of foreign exchange rate changes on cash and cash equivalents	(284)	(116)

Net cash used in continuing operations	(11)	(5,608)
Net cash (used in) from discontinued operations	(13)	6,616

Net (decrease) increase in cash and cash equivalents	(24)	1,008

Cash and cash equivalents, beginning of period	10,563	4,899

Cash and cash equivalents, end of period	$10,539	$5,907

Additional Information
Interest paid	$71	$198
Income taxes paid	$154	$13

See the accompanying notes to the Consolidated Financial Statements.
These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements

DRAXIS HEALTH INC.
Notes to the Consolidated Financial Statements
In Accordance with U.S. GAAP
(in thousands of U.S. dollars except share related data)
(unaudited)

1.     Significant Accounting Policies

        These consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP").

        The functional currency of the Company is the Canadian dollar however its reporting currency is the U.S. dollar. For the current and prior periods, the financial statements of the Company's operations whose reporting currency is other than the U.S. dollar are translated from such reporting currency to U.S. dollars using the current rate method. Under the current rate method, assets and liabilities are translated at the exchange rates in effect at the balance sheet date. Revenues and expenses, including gains and losses on foreign exchange transactions, are translated at average rates for the period. Where the current rate method is used, the unrealized translation gains and losses on the Company's net investment in these operations, including long-term intercompany advances, are accumulated in a separate component of shareholders' equity, described in the consolidated balance sheets as accumulated other comprehensive (loss) income.

        The disclosures contained in these unaudited interim consolidated financial statements do not include all requirements of GAAP for annual financial statements. The unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2003.

        The unaudited interim consolidated financial statements are based upon accounting principles consistent with those used and described in the audited consolidated financial statements for the year ended December 31, 2003, other than as noted herein.

        The unaudited interim consolidated financial statements reflect all adjustments, consisting only of normal recurring accruals, which are, in the opinion of management, necessary to present fairly the financial position of the Company as of March 31, 2004 and the results of operations and cash flows for the quarters ended March 31, 2004 and 2003.

2.     Discontinued Operations

        In 2001, the Company adopted a formal plan to dispose of its Canadian sales and marketing division ("DRAXIS Pharmaceutica").

        Pursuant to APB No. 30, "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," the results of operations of DRAXIS Pharmaceutica have been reported as discontinued operations and the consolidated financial statements and notes thereto for the year ended December 31, 2001 and all subsequent periods presented have been reclassified.

        On March 31, 2003, the Company amended its License, Distribution and Supply Agreement with Elan Corporation, plc ("Elan") to return the Canadian rights for several of Elan's neurology products in exchange for a cash payment of $6,500 and realized an after tax gain of $4,286 on this transaction.

        On July 22, 2003, the Company completed the divestiture of DRAXIS Pharmaceutica with the sale to Shire BioChem Inc. ("Shire"), of substantially all remaining products of the division. The Company has received $9,600 in cash from Shire and could receive up to $2,900 in market driven milestones over the next several years. The Company realized an after tax gain of $4,054 net of transaction and related charges. In addition, the Company will receive royalty payments based on the continuing Canadian sales of the products. The Company also received the value of acquired inventories and Shire is now responsible for all financial provisions of the license agreement related to Permax®.

        Commencing in the second quarter of 2002, the Company resolved to retain ownership of the Canadian rights to Alertec® and continue to market and sell Alertec® in Canada itself. Accordingly, discontinued operations did not include revenues and expenses directly attributable to Alertec® up until such time that third party approval was obtained. As a result of the ability to obtain third party approval upon closing with Shire, management decided to dispose of Alertec® through the sale of the Canadian rights to Shire and at that time included Alertec® as part of discontinued operations on a prospective basis.

        Interest expense directly attributable to license obligations included in the transaction has been allocated to the discontinued operations.

        The results of discontinued operations, presented in the accompanying Consolidated Statements of Operations, were as follows:

	For the Three Month Period Ended March 31,
	2004	2003
Revenues	$73	$1,584

Operating loss from discontinued operations—net of tax	(9)	(82)
Net gain on disposal of product rights—net of tax	—	4,286

Net (loss) income from discontinued operations—net of tax	$(9)	$4,204

3.     Deferred Revenue

        In January 2003, DRAXIMAGE's agreements with its BrachySeed® licensee in the U.S were effectively terminated with no further transactions taking place under the agreements. A formal agreement was subsequently reached with its licensee for terminating both the License and Distribution Agreement and Product Manufacturing and Supply Agreement for BrachySeed® implants in the U.S.

        Under the terms of the original agreement, non-refundable milestone payments received from the licensee were deferred and amortized into income over the contractual period of the agreement to December 31, 2010. As a result of the termination of the agreements in January, the unamortized portion of the non-refundable milestone payments of $1,436 was included in income for the three month period ended March 31, 2003 as royalty and licensing revenue.

4.     Shareholders' Equity

  (a)    Stock Option Plan

        The following is a summary of common shares issuable pursuant to outstanding stock options:

	For the Three Month Period Ended March 31,
	2004	2003
Balance, beginning of period	3,097,942	3,314,109
Increase (decrease) resulting from:
Granted	125,000	280,000
Exercised	(400,032)	—
Cancelled	(68,333)	(5,000)
Expired	(1,700)	(80,000)

Balance, end of period	2,752,877	3,509,109

  (b)    Stock-based Compensation Costs

        The following outlines the impact and assumptions used if the compensation cost for the Company's stock options was determined under the fair value based method of accounting.

	For the Three Month Period Ended March 31,
	2004	2003
Net income, as reported	$1,379	$5,010
Pro forma impact	(167)	(196)

Pro forma net income	$1,212	$4,814

Basic net income per share, as reported	$0.037	$0.135
Pro forma impact per share	(0.004)	(0.005)

Pro forma net income per share (Basic)	$0.033	$0.130
Pro forma net income per share (Diluted)	$0.031	$0.130

Dividend yield	0.0%	0.0%
Expected volatility	60%-62%	60%-62%
Risk-free interest rate	4.0%	4.0-4.1%
Expected option life	5 yrs	5 yrs

5.     Segmented Information

  Industry Segmentation

        For purposes of decision-making and assessing performance, management considers that it operates in three segments: Radiopharmaceuticals, Manufacturing, and Corporate and Other. Executive management assesses the performance of each segment based on segment income before financing expense, income taxes and minority interest. The accounting policies used to determine segmented results and measure segmented assets are the same as those described in the summary of significant accounting policies

	For the Three Month Period Ended March 31,
	2004	2003
PRODUCT SALES REVENUES
Radiopharmaceuticals	$4,332	$2,745
Manufacturing	8,363	4,407
Corporate and Other	(486)	(197)

	$12,209	$6,955

ROYALTY AND LICENSING REVENUES
Radiopharmaceuticals	$—	$1,521
Manufacturing	—	—
Corporate and Other	1,927	1,602

	$1,927	$3,123

TOTAL REVENUES
Radiopharmaceuticals	$4,332	$4,266
Manufacturing	8,363	4,407
Corporate and Other	1,441	1,405

	$14,136	$10,078

SEGMENT INCOME (LOSS)(1)
Radiopharmaceuticals	$1,234	$1,907
Manufacturing	927	(683)
Corporate and Other	251	782

	$2,412	$2,006

DEPRECIATION AND AMORTIZATION
Radiopharmaceuticals	$227	$189
Manufacturing	466	313
Corporate and Other	268	240

	$961	$742

OPERATING INCOME (LOSS)(2)
Radiopharmaceuticals	$1,007	$1,718
Manufacturing	461	(996)
Corporate and Other	(17)	542

	$1,451	$1,264

	March 31, 2004	December 31, 2003
IDENTIFIABLE ASSETS
Radiopharmaceuticals	$11,497	$11,424
Manufacturing	42,588	40,953
Corporate and Other	23,658	24,176

	$77,743	$76,553

(1)
Segment income (loss) from continuing operations before depreciation and amortization, financing expense, other income, income taxes and minority interest.

(2)
Segment income (loss) from continuing operations before financing expense, other income, income taxes and minority interest.

Geographic Segmentation

	For the Three Month Period Ended March 31,
	2004	2003
REVENUES(1)
Canada	$6,586	$4,780
United States	7,440	5,234
Other	110	64

	$14,136	$10,078

	March 31, 2004	December 31, 2003
LONG-LIVED ASSETS(2)
Canada	$34,981	$35,568
United States	—	—

	$34,981	$35,568

Expenditures for Property, Plant and Equipment	March 31, 2004	March 31, 2003
Radiopharmaceuticals	$11	$2
Manufacturing	371	285
Corporate and Other	209	55

	$591	$342

(1)
Revenues are attributable to countries based upon the location of the customer.

(2)
Represents property, plant and equipment, goodwill and intangible assets that are identified with each geographic region.

6.     Subsequent Events

        On April 22, 2004, the Company closed its offering of 3,053,436 units at a price of $4.82 (CDN$6.55) per unit for gross proceeds of approximately $14,704 (CDN$20,000). Each unit consists of one common share of the Company and one-half of one share purchase warrant. Each whole warrant will entitle the holder to acquire one common share of the Company at a price of CDN$8.50 at any time prior to April 24, 2006. The underwriters have an over-allotment option to purchase up to an additional 458,016 units, exercisable at the issue price any time up to 30 days following closing of the offering, representing additional gross proceeds to the Company of up to $2,206 (CDN$3,000).

        The proceeds of the offering were used to finance the $9,557 (CDN$13,000) cash purchase of the 32.7% interest in the Company's manufacturing subsidiary, DPI, that was previously owned by SGF and to repay approximately $4,714 (CDN$6,412) of outstanding loans in DPI.

7.     Comparative Information

        The Company has reclassified certain prior period's information to conform with the current presentation format.

DRAXIS HEALTH INC.
Consolidated Statements of Operations
In Accordance with Canadian GAAP
(in thousands of U.S. dollars except share related data) (restated—see Note 2(a))
(unaudited)

	For the Three Month Period Ended March 31,
	2004	2003
REVENUES
Product sales	$12,209	$6,955
Royalty and licensing (Note 4)	1,927	3,123

	14,136	10,078

EXPENSES
Cost of goods sold	7,971	5,800
Selling, general and administration	3,432	2,084
Research and development	461	294
Investment tax credits on research and development	(107)	(65)
Amortization	1,601	1,357

	13,358	9,470

Operating income	778	608
Financing expense, net	(125)	(594)
Other income	96	—

Income before undernoted	749	14
Income taxes	(99)	(180)
Minority interest	(4)	281

Income from continuing operations	646	115
(Loss) income from discontinued operations, net of tax	(9)	1,271

Net income	$637	$1,386

Basic income (loss) per share
from continuing operations	$0.017	$0.003
from discontinued operations	—	0.034

	$0.017	$0.037

Diluted income (loss) per share
from continuing operations	$0.017	$0.003
from discontinued operations	—	0.034

	$0.017	$0.037

Weighted-average number of shares outstanding
—basic	37,537,205	37,098,690
—diluted	38,778,477	37,098,690

See the accompanying notes to the Consolidated Financial Statements.
These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.

DRAXIS HEALTH INC.
Consolidated Balance Sheets
In Accordance with Canadian GAAP
(in thousands of U.S. dollars except share related data) (restated—see Note 2(a))
(unaudited)

	March 31, 2004	December 31, 2003
ASSETS
CURRENT
Cash and cash equivalents	$10,539	$10,563
Restricted cash	970	976
Accounts receivable	10,368	9,898
Inventories	7,208	6,096
Prepaid expenses	779	688
Future income taxes, net	2,777	2,806

	32,641	31,027
Property, plant and equipment, net	32,517	32,917
Goodwill, net	670	677
Intangible assets, net	9,395	10,237
Other assets	635	565
Future income taxes, net	8,648	8,508

	$84,506	$83,931

LIABILITIES
CURRENT
Accounts payable and accrued liabilities	$7,437	$6,708
Current portion of deferred revenues	4,982	5,309
Current portion of long-term debt	971	981
Customer deposits	601	591

	13,991	13,589
Deferred revenues	6,675	7,593
Long-term debt	9,185	9,185
Minority interest	4,204	4,539

	$34,055	$34,906

SHAREHOLDERS' EQUITY
Common stock, without par value of unlimited shares authorized	$52,946	$51,569
Contributed surplus	7,370	7,351
Employee participation shares; 2,000,000 shares authorized	—	82
Less: loans receivable	—	(82)
Deficit	(16,076)	(16,713)
Cumulative translation adjustment	6,211	6,818

	50,451	49,025

	$84,506	$83,931

See the accompanying notes to the Consolidated Financial Statements.
These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.

DRAXIS HEALTH INC.
Consolidated Statements of Shareholders' Equity
In Accordance with Canadian GAAP
(in thousands of U.S. dollars except share related data) (restated—see Note 2(a))
(unaudited)

	For the Three Month Period Ended March 31,
	2004	2003
Common Stock (Number of Shares)
Balance, beginning of period	37,297,817	37,098,690
Exercise of options	402,532	—
Exercise of employee participation shares	54,896	—

Balance, end of period	37,755,245	37,098,690

Common Stock
Balance, beginning of period	$51,569	$51,046
Exercise of options	1,173	—
Exercise of employee participation shares	204	—

Balance, end of period	$52,946	$51,046

Contributed Surplus
Balance, beginning of period	$6,665	$6,548
Change in accounting policy (Note 2(a))	686	237

Balance, beginning of period, restated	7,351	6,785
Stock compensation	(121)	—
Stock option expense (Note 2(a))	140	106

Balance, end of period	$7,370	$6,891

Employee Participation Shares
Balance, beginning of period	$82	$131
Exercise of employee participation shares	(82)	—

Balance, end of period	$—	$131

Employee Participation Shares—Loans Receivable
Balance, beginning of period	$(82)	$(131)
Exercise of employee participation shares	82	—

Balance, end of period	$—	$(131)

Deficit
Balance, beginning of period	$(16,027)	$(24,221)
Change in accounting policy (Note 2(a))	(686)	(237)

Balance, beginning of period, restated	(16,713)	(24,458)
Net income	637	1,386

Balance, end of period	$(16,076)	$(23,072)

Cumulative Translation Adjustment
Balance, beginning of period	$6,818	$(1,260)
Foreign currency translation adjustments	(607)	2,617

Balance, end of period	6,211	1,357

Total shareholders' equity	$50,451	$36,222

See the accompanying notes to the Consolidated Financial Statements.
These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.

DRAXIS HEALTH INC.
Consolidated Statements of Cash Flows
In Accordance with Canadian GAAP
(in thousands of U.S. dollars) (restated—see Note 2(a))
(unaudited)

	For the Three Month Period Ended March 31,
	2004	2003
CASH FLOWS (USED IN) FROM OPERATING ACTIVITIES
Net income from continuing operations	$646	$115
Adjustments to reconcile net income from continuing operations to net cash (used in) from operating activities
Amortization of deferred revenues	(1,318)	(2,741)
Amortization	1,601	1,357
Stock compensation	83	—
Future income taxes	(111)	(50)
Minority interest	4	(281)
Other	496	160
Changes in operating assets and operating liabilities
Accounts receivable	(654)	2,263
Inventories	(1,128)	(646)
Income taxes	118	137
Prepaid expenses	(190)	(60)
Accounts payable and accrued liabilities	325	(2,375)

	(128)	(2,121)

CASH FLOWS (USED IN) FROM INVESTING ACTIVITIES
Expenditures for property, plant and equipment	(591)	(342)
Increase in intangible assets	(150)	—
Increase in deferred revenues	98	—
Proceeds from disposition of product right	96

	(547)	(342)

CASH FLOWS (USED IN) FROM FINANCING ACTIVITIES
Repayment of bank loan	—	(402)
Repayment of long-term debt	(241)	(2,580)
Proceeds from customer deposits	85	—
Repayment of customer deposits	(69)	(347)
Exercise of options and employee participation shares	1,173	—
Issue of common shares by subsidiary to minority interest	—	365

	948	(2,964)

Effect of foreign exchange rate changes on cash and cash equivalents	(284)	(181)

Net cash used in continuing operations	(11)	(5,608)
Net cash (used in) from discontinued operations	(13)	6,616

Net (decrease) increase in cash and cash equivalents	(24)	1,008

Cash and cash equivalents, beginning of period	10,563	4,899

Cash and cash equivalents, end of period	$10,539	$5,907

Additional Information
Interest paid	$71	$198
Income taxes paid	$154	$13

See the accompanying notes to the Consolidated Financial Statements.
These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.

DRAXIS HEALTH INC.
Notes to the Consolidated Financial Statements
In Accordance with Canadian GAAP
(in thousands of U.S. dollars except share related data) (restated—see Note 2(a))
(unaudited)

1.     Significant Accounting Policies

        These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP").

        The functional currency of the Company is the Canadian dollar however its reporting currency is the U.S. dollar. The financial statements of the Company's operations whose reporting currency is other than the U.S. dollar are translated from such reporting currency to U.S. dollars using the current rate method. Under the current rate method, assets and liabilities are translated at the exchange rates in effect at the balance sheet date. Revenues and expenses, including gains and losses on foreign exchange transactions, are translated at average rates for the period. Where the current rate method is used, the unrealized translation gains and losses on the Company's net investment in these operations, including long-term intercompany advances, are accumulated in a separate component of shareholders' equity, described in the consolidated balance sheets as cumulative translation adjustment. For periods prior to January 1, 2001, consolidated results previously reported in Canadian dollars have been translated into U.S. dollars using the translation of convenience method whereby all Canadian dollar amounts were converted into U.S. dollars at the closing exchange rate at December 31, 2000.

        The disclosures contained in these unaudited interim consolidated financial statements do not include all requirements of GAAP for annual financial statements. The unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2003.

        The unaudited interim consolidated financial statements are based upon accounting principles consistent with those used and described in the audited consolidated financial statements for the year ended December 31, 2003, other than as noted herein.

        The unaudited interim consolidated financial statements reflect all adjustments, consisting only of normal recurring accruals, which are, in the opinion of management, necessary to present fairly the financial position of the Company as of March 31, 2004 and the results of operations and cash flows for the quarters ended March 31, 2004 and 2003.

2.     Accounting Changes

  (a)
  Stock-based Compensation Costs

        Effective January 1, 2004, the Company adopted the amended Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3870, "Stock-Based Compensation and other Stock-Based Payments". This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services and applies to transactions, including non-reciprocal transactions, in which an enterprise grants shares of common stock, stock options, or other equity instruments, or incurs liabilities based on the price of common stock or other equity instruments. This Section sets out a fair value based method of accounting and is required for certain stock-based transactions and applies to awards granted on or after January 1, 2002.

        The Company adopted retroactively with restatement of 2002 and 2003 results, the application of the fair value based method for measuring the compensation cost of employee stock options granted in 2002 and beyond. As a result, the Company recorded an expense of $140 in Q1, 2004 (Q1, 2003-$106) and a cumulative charge to the opening deficit of $686 (Q1, 2003-$237). For employee stock options awarded prior to January 1, 2003, the Company accounted using the settlement method and hence no compensation expense was recognized.

        The estimated fair value of the options is amortized to expense over the vesting period, on a straight-line basis, and was determined using the Black-Scholes option pricing model with the following weighted average assumptions:

	For the Three Month Period Ended March 31,
	2004	2003
Dividend yield	0.0%	0.0%
Expected volatility	60%-62%	60%-62%
Risk-free interest rate	4.0%	4.0%-4.1%
Expected option life	5 yrs	5 yrs
  (b)
  Impairment of Long-Lived Assets

        The CICA issued new Handbook Section 3063, "Impairment of Long-Lived Assets". This section provides guidance on recognizing, measuring and disclosing the impairment of long-lived assets. This section also replaces the write-down provisions in Section 3061, Property, plant and equipment. Effective January 1, 2004, the Company adopted the standard requiring the recognition of an impairment loss for a long-lived asset to be held and used when events or changes in circumstances cause its carrying value to exceed the total undiscounted cash flows expected from its use and eventual disposition. The impairment loss is calculated by deducting the fair value of the asset from its carrying value. The adoption of this new standard did not have an impact on the consolidated financial statements.

  (c)
  Asset Retirement Obligations

        Effective January 1, 2004, the Company adopted new Handbook section 3110, "Asset Retirement Obligations". This section provides guidance on recognizing and measuring liabilities related to the legal obligations of retiring property, plant and equipment. These obligations are initially measured at fair value and are adjusted for any changes resulting from the passage of time and any changes to the timing or the amount of the original estimate of undiscounted cash flows. The asset retirement cost is capitalized as part of the related asset and is amortized into income over time. This section is effective for fiscal years beginning on or after January 1, 2004, and the adoption of this new standard did not have an impact on the consolidated financial statements.

  (d)
  Generally Accepted Accounting Principles

        In July 2003, the CICA issued new Handbook Section 1100, "Generally Accepted Accounting Principles" ("GAAP"), which is effective for fiscal years beginning on or after October 1, 2003. This new section defines GAAP, establishes the relative authority of various types of CICA Accounting Standards Board pronouncements, says what to do when the Handbook does not cover a particular situation and clarifies the role of "industry practice" in setting GAAP. The Company adopted this new standard on January 1, 2004 without having any significant effect on the Company's financial statements.

  (e)
  General Standards of Financial Statement Presentation

        In July 2003, the CICA issued new Handbook Section 1400, "Generally Standards of Financial Statement Presentation" which is effective for fiscal years beginning on or after October 1, 2003. This new section confirms that the financial statements of an entity must present fairly in accordance with Canadian generally accepted accounting principles its financial position, results of operations and cash flows. The Company adopted this new standard on January 1, 2004 without having any significant effect on the Company's financial statements.

3.     Discontinued Operations

        In 2001, the Company adopted a formal plan to dispose of its Canadian sales and marketing division ("DRAXIS Pharmaceutica").

        Pursuant to CICA Handbook Section 3475, "Disposal of long-lived assets and discontinued operations," the results of operations of DRAXIS Pharmaceutica have been reported as discontinued operations and the consolidated financial statements and notes thereto for the year ended December 31, 2001 and all subsequent periods presented have been reclassified.

        On March 31, 2003, the Company amended its License, Distribution and Supply Agreement with Elan Corporation, plc ("Elan") to return the Canadian rights for several of Elan's neurology products in exchange for a cash payment of $6,500 and realized an after tax gain of $4,286 on this transaction.

        On July 22, 2003, the Company completed the divestiture of DRAXIS Pharmaceutica with the sale to Shire BioChem Inc. ("Shire"), of substantially all remaining products of the division. The Company has received $9,600 in cash from Shire and could receive up to $2,900 in market driven milestones over the next several years. The Company realized an after tax gain of $4,054, net of transaction and related charges. In addition, the Company will receive royalty payments based on the continuing Canadian sales of the products. The Company also received the value of acquired inventories and Shire is now responsible for all financial provisions of the license agreement related to Permax®.

        Commencing in the second quarter of 2002, the Company resolved to retain ownership of the Canadian rights to Alertec® and continue to market and sell Alertec® in Canada itself. Accordingly, discontinued operations did not include revenues and expenses directly attributable to Alertec® up until such time that third party approval was obtained. As a result of the ability to obtain third party approval upon closing with Shire, management decided to dispose of Alertec® through the sale of the Canadian rights to Shire and at that time included Alertec® as part of discontinued operations on a prospective basis.

        Interest expense directly attributable to license obligations included in the transaction has been allocated to the discontinued operations.

        The results of discontinued operations, presented in the accompanying Consolidated Statements of Operations, were as follows:

	For the Three Month Period Ended March 31,
	2004	2003
Revenues	$73	$1,584

Operating loss from discontinued operations—net of tax	$(9)	$(252)
Net gain on disposal of product rights—net of tax	—	1,035
Recovery for future losses—net of tax	—	488

Net (loss) income from discontinued operations—net of tax	$(9)	$1,271

4.     Deferred Revenue

        In January 2003, DRAXIMAGE's agreements with its BrachySeed® licensee in the U.S were effectively terminated with no further transactions taking place under the agreements. A formal agreement was subsequently reached with its licensee for terminating both the License and Distribution Agreement and Product Manufacturing and Supply Agreement for BrachySeed® implants in the U.S.

        Under the terms of the original agreement, non-refundable milestone payments received from the licensee were deferred and amortized into income over the contractual period of the agreement to December 31, 2010. As a result of the termination of the agreements in January, the unamortized portion of the non-refundable milestone payments of $1,436 was included in income for the three month period ended March 31, 2003 as royalty and licensing revenue.

5.     Shareholders' Equity

  Stock Option Plan

        The following is a summary of common shares issuable pursuant to outstanding stock options:

	For the Three Month Period Ended March 31,
	2004	2003
Balance, beginning of period	3,097,942	3,314,109
Increase (decrease) resulting from:
Granted	125,000	280,000
Exercised	(400,032)	—
Cancelled	(68,333)	(5,000)
Expired	(1,700)	(80,000)

Balance, end of period	2,752,877	3,509,109

6.     Segmented Information

  Industry Segmentation

        For purposes of decision-making and assessing performance, management considers that it operates in three segments: Radiopharmaceuticals, Manufacturing, and Corporate and Other. Executive management assesses the performance of each segment based on segment income before financing expense, income taxes and minority interest. The accounting policies used to determine segmented results and measure segmented assets are the same as those described in the summary of significant accounting policies.

	For the Three Month Period Ended March 31,
	2004	2003
PRODUCT SALES REVENUES
Radiopharmaceuticals	$4,332	$2,745
Manufacturing	8,363	4,407
Corporate and Other	(486)	(197)

	$12,209	$6,955

ROYALTY AND LICENSING REVENUES
Radiopharmaceuticals	$—	$1,521
Manufacturing	—	—
Corporate and Other	1,927	1,602

	$1,927	$3,123

TOTAL REVENUES
Radiopharmaceuticals	$4,332	$4,266
Manufacturing	8,363	4,407
Corporate and Other	1,441	1,405

	$14,136	$10,078

SEGMENT INCOME (LOSS)(1)
Radiopharmaceuticals	$1,341	$1,972
Manufacturing	927	(683)
Corporate and Other	111	676

	$2,379	$1,965

AMORTIZATION
Radiopharmaceuticals	$349	$296
Manufacturing	466	313
Corporate and Other	786	748

	$1,601	$1,357

OPERATING INCOME (LOSS)(2)
Radiopharmaceuticals	$992	$1,676
Manufacturing	461	(996)
Corporate and Other	(675)	(72)

	$778	$608

	March 31, 2004	December 31, 2003
IDENTIFIABLE ASSETS
Radiopharmaceuticals	$13,404	$13,587
Manufacturing	42,588	40,953
Corporate and Other	28,514	29,391

	$84,506	$83,931

(1)
Segment income (loss) from continuing operations before amortization, financing expense, other income, income taxes and minority interest.

(2)
Segment income (loss) from continuing operations before financing expense, other income, income taxes and minority interest.

  Geographic Segmentation

	For the Three Month Period Ended March 31,
	2004	2003
REVENUES(1)
Canada	$6,586	$4,780
United States	7,440	5,234
Other	110	64

	$14,136	$10,078

	March 31, 2004	December 31, 2003
LONG-LIVED ASSETS(2)
Canada	$36,903	$37,636
United States	5,679	6,195

	$42,582	$43,831

Expenditures for Property, Plant and Equipment	March 31, 2004	March 31, 2003
Radiopharmaceuticals	$11	$2
Manufacturing	371	285
Corporate and Other	209	55

	$591	$342

(1)
Revenues are attributable to countries based upon the location of the customer.

(2)
Represents property, plant and equipment, goodwill and intangible assets that are identified with each geographic region.

7.     Subsequent Events

        On April 22, 2004, the Company closed its offering of 3,053,436 units at a price of $4.82 (CDN$6.55) per unit for gross proceeds of approximately $14,704 (CDN$20,000). Each unit consists of one common share of the Company and one-half of one share purchase warrant. Each whole warrant will entitle the holder to acquire one common share of the Company at a price of CDN$8.50 at any time prior to April 24, 2006. The underwriters have an over-allotment option to purchase up to an additional 458,016 units, exercisable at the issue price any time up to 30 days following closing of the offering, representing additional gross proceeds to the Company of up to $2,206 (CDN$3,000).

        The proceeds of the offering were used to finance the $9,557 (CDN$13,000) cash purchase of the 32.7% interest in the Company's manufacturing subsidiary, DPI, that was previously owned by SGF and to repay approximately $4,714 (CDN$6,412) of outstanding loans in DPI.

8.     Comparative Information

        The Company has reclassified certain prior period's information to conform with the current presentation format.

QuickLinks

  Exhibit 99.1
DRAXIS Health Reports First Quarter Results Earnings per share of 4 cents from continuing operations driven by increased product sales
FINANCIAL HIGHLIGHTS (in thousands of U.S. dollars except share related data and in accordance with U.S. GAAP) (unaudited)
Financial Tables Attached
Management's Discussion and Analysis of Financial Condition and Results of Operations – Quarter Ended March 31, 2004 –